July 18, 2005



Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Fred G. Kowal
President and Chief Operating Officer
American Bancorp of New Jersey, Inc.
365 Broad Street
Bloomfield, New Jersey 07003

	Re:  American Bancorp of New Jersey, Inc.
                    Form S-1 and the related Preliminary Proxy
Statement
	        File No. 333-125957
                    Filed June 20, 2005


Dear Mr. Kowal:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Prospectus Cover Page
1. Revise the "(w)e are offering ..." paragraph on the cover page to state that subscribers will be either resolicited if the offering is extended beyond the 2005 date or the monies will be promptly refunded.

Prospectus Summary
Tax Effects of Conversion - page 5
2. Revise the first sentence to start with, "We have received tax opinions that indicate (as a general matter ....)".

How to Purchase Stock in the Offering - page 8
3. Revise the first paragraph to briefly discuss what is being certified.

Our Use of the Proceeds Raised from the Sale of Stock - page 9
4. Revise the first paragraph to add a range of dollar amounts for the ESOP purchases.

Risk Factors - page 13
5. Revise the second risk on page 13 to indicate the anticipated costs to open a de novo branch and any anticipated costs to establish the new operations center.  State approximately how many branches you
expect to open and any tentative schedule. Include similar disclosure in the use of proceeds section.
6. Revise the last risk on page 14 to indicate that based on the
$10
offering price and assuming all stock issuable under the plans are issued, the approximate value of the stock under the Plans approximates $18 million dollars.
7. Revise to add a risk factor for changes in shareholder rights, such as, our new organizational structure will result in changes in shareholder rights for existing holders and briefly describe therein the material changes in those rights.
8. Include a risk factor which discusses increased expenses resulting from the expansion of the branch network and increased loan production.
Use of Proceeds - page 16
9. Revise the first full paragraph on page 17 (immediately below the table) to briefly discuss the current and anticipated operations of the holding company and the dollar amount available for dividends as of the most recent practicable date.


The Conversion - page 104
10. Revise to add a subsection titled, "Pricing Characteristics and
After-Market Trends" and include therein information similar to pages
4.15 and 4.16 of the RP appraisal for at least the periods being reported upon by the financial statements included in the filing.

Effect of the Conversion on Minority Stockholders - page 106
11. Revise to add a subsection on, "Effect on Stockholder Rights" and summarize therein the changes in stockholders rights resulting from the Exchange of Shares and the Conversion.

Dissenters` and Appraisal Rights - page 106
12. Revise to add a cross-reference to a "to be included" Appendix that contains the law governing these rights or revise to summarize the rights herein. Also include the specific steps that must be taken and /or avoided by those holders who may assert these rights.

General
13. To the extent the effectiveness of the registration statement is delayed, please revise to included updated financial information under Rule 3-12 of Regulation S-X.
14. Please ensure you include an updated consent from you independent accountant in the pre-effective amendment.
M,D & A
General

15. Please revise management`s discussion and analysis to include discussion for the comparison of the operating results for the years ended September 30, 2003 and 2002. Please refer to the requirements of Regulation S-K, Item 303.
Recently Regulatory and Accounting Developments, page 49

16. In your description of recently issued accounting pronouncements, please revise this discussion to address the impact of the newly issued accounting pronouncements. Please refer to the guidance in SAB
Topic 11: M, which states the requirements regarding recently issued accounting pronouncements.
Financial Statements
Note 1: Summary of Significant Accounting Policies-Earnings per
Share
- page F-14
17. Please revise to clarify why you have not included outstanding stock options in determining diluted EPS for the period ended March
30, 2005. Consider the need to provide a reconciliation of the calculation of EPS under SFAS 128.
Note 6: Premises and Equipment, page F-23

18. Please revise to disclose the scheduled closing date of the acquisition of the branch site in Essex County, and the terms of the agreement (i.e. balance to be paid in cash, etc.). Additionally, disclose why the balance due at closing is not included in the schedule of contractual obligations in the Management`s Discussion and Analysis section. Disclose where this commitment has been accrued on the balance sheet.
Note 12: Stock-Based Compensation, page F-30

19. Please revise your disclosure to include the following information, by reference to paragraphs 46 and 47 of SFAS 123, regarding the stock option plan for the period ended March 30, 2005.

* Description of the plan including the general terms of the awards, such as vesting requirements
* The number of weighted-average exercise prices of options for each of the following group of options: those outstanding at the beginning of the year, those exercisable at the end of the year, and those granted, exercised, forfeited and expired.
* The weighted average contractual life of the options

Preliminary Proxy Comments
Q & A
20. Revise to include information regarding dissenters` and appraisal rights. In this regard, refer readers to the Appendix and also include the specific steps to be taken and/or avoided to perfect these rights.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Margaret Fitzgerald (202) 551-3556 or Paul Cline at (202) 551-
3851.  All other questions may be directed to Michael Clampitt at
(202) 551-3434 or to me at (202) 551-3775.

						Sincerely,

						Todd K. Schiffman
						Assistant Director




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American Bancorp of New Jersey, Inc.
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